Exhibit 21.1

Significant Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation or Organization
Madera Quarry LLC	California
Shimmick-Baker LLC	California
Shimmick-Obayashi Joint Venture	California
Shimmick-Myers & Sons Joint Venture	California
Shimmick-FCC-Impregilo Joint Venture	California
Shimmick-Nicholson Joint Venture	California